Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

ELEVATE CREDIT, INC.

The undersigned hereby certify that:

1. They are the President and Secretary, respectively, of Elevate Credit, Inc., a Delaware corporation (the “Corporation”). The Corporation was originally formed on January 31, 2014 by filing a Certificate of Incorporation (the “Original Certificate”) with the Secretary of State of the State of Delaware under the name Exclaim Finance, Inc. The Corporation changed its name to Elevate Credit, Inc. by filing a Certificate of Amendment to the Original Certificate with the Secretary of State of the State of Delaware on February 12, 2014. The Corporation filed an Amended and Restated Certificate (the “Restated Certificate”) with the Secretary of State of the State of Delaware on May 1, 2014.

2. Article IV of the Restated Certificate is amended and restated to read in its entirety as follows:

“The total number of shares of all classes of stock which the Corporation is authorized to issue is Three Hundred Twenty Four Million Five Hundred Thousand (324,500,000), consisting of:

Three Hundred Million (300,000,000) shares of Common Stock, with a par value of $0.0004 per share (the “Common Stock”); and

Twenty Four Million Five Hundred Thousand (24,500,000) shares of Preferred Stock, with a par value of $0.0004 per share (the “Preferred Stock”).

Upon the effectiveness of this amendment of the Restated Certificate, each outstanding share of Common Stock of the Corporation shall be split and subdivided into Two and One Half (2.5) shares of Common Stock. No fractional shares shall be recorded in the stock ledger of the Corporation as a result of the stock split provided for above. Any fractional share (a “Fractional Interest”) that would otherwise be issuable to a holder of Common Stock (a “Fractional Share Holder”) shall be treated as described in the following sentence: The Fractional Interest shall be cancelled and the Fractional Share Holder shall be entitled to receive an amount in cash equal to the product of the Fractional Interest to which such Fractional Share Holder would otherwise have been entitled, multiplied by the fair market value of one share of Common Stock immediately following the effectiveness of the stock split provided for above, as determined by the Board of Directors. Whether or not a Fractional Interest is to be recorded as a result of the stock split provided for above shall be determined on the basis of the total number of shares of Common Stock held by the record holder at the time the stock split occurs.”

3. This Certificate of Amendment has been duly adopted by the Board of Directors and stockholders of the Corporation in accordance with Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Certificate of Incorporation on this [    ] day of [    ], 2016.

KENNETH E. REES, President